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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

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                                   SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
              SECTION 14(D) (4) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Enstar Income Program IV-1, L.P.
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                             (Name of Subject Company)


                          Enstar Income Program IV-1, L.P.
                         Enstar Communications Corporation
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                        (Name of Person(s) Filing Statement)


                       Units of Limited Partnership Interest
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                           (Title of Class of Securities)

                                   Not Applicable
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                      ((CUSIP) Number of Class of Securities)


                            Stanley S. Itskowitch, Esq.
                         Enstar Communications Corporation
                          10900 Wilshire Blvd., 15th Floor
                           Los Angeles, California 90024
                                   (310) 824-9990
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        (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of the Person(s) Filing Statement)


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ITEM 1.   SECURITY AND SUBJECT COMPANY.

          The subject company is Enstar Income Program IV-1, L.P., a Georgia limited partnership (the "Partnership"). The corporate general partner of the Partnership is Enstar Communications Corporation, a Georgia corporation (the "General Partner"), and the individual general partner of the Partnership is Robert T. Graff, Jr. (together with the General Partner, the "General Partners"). The principal executive offices of the Partnership and the General Partner are located at 10900 Wilshire Boulevard, 15th Floor, Los Angles, California 90024. The title and class of equity securities to which this Statement relates is the units of limited partnership interest of the Partnership (the "Units").

ITEM 2.   TENDER OFFER OF THE BIDDER.

          This Statement relates to the offer (the "Offer") by Madison Liquidity Investors 104, LLC, a Delaware limited liability company ("Madison"), to purchase for cash up to 3,958 Units, representing approximately 9.9% of the Units outstanding, at a purchase price of $160.00 per Unit (less the $25 transfer fee and the amount of any distributions paid with respect to the Units on or after February 16, 1999) (the "Offer Price"), as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 16, 1999, and filed by Madison with the Securities and Exchange Commission on February 19, 1999. According to the Schedule 14D-1, Madison's principal business address is P.O. Box 7461, Incline Village, Nevada 89452.

ITEM 3.   IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by the Partnership and the General Partner. The name and business address of the Partnership and the General Partner are set forth under Item 1 above.

     (b)(1) The Partnership is party to a management agreement (the "Management Agreement") with Enstar Cable Corporation, a wholly owned subsidiary of the General Partner ("Enstar Cable"). Pursuant to the Management Agreement, Enstar Cable manages the Partnership's systems and provides operational support for the activities of the Partnership. For these services, Enstar Cable receives a management fee equal to 5% of the Partnership's gross revenues (excluding revenues from the sale of cable television systems or franchises) calculated and paid monthly. In addition, the Partnership reimburses Enstar Cable for certain operating expenses incurred by Enstar Cable in the day-to-day operation of the Partnership's cable systems. The Management Agreement also requires the Partnership to indemnify Enstar Cable (including its officers, employees, agents and shareholders) against loss or expense, absent negligence or deliberate breach by Enstar Cable of the Management Agreement. Enstar Cable has entered into identical agreements with Enstar Cable of Macoupin County and Enstar IV/PBD Systems Venture, each a Georgia general partnership of which the Partnership is a co-partner (the "Joint Ventures"), except that Enstar Cable of Macoupin County (the "Macoupin Joint Venture") pays Enstar Cable only a 4% management fee. However, the Macoupin Joint Venture is required to distribute to Enstar Communications Corporation (which is the corporate general partner of the Macoupin Joint Venture as well as of the Partnership) an amount equal to 1% of the Joint Venture's gross revenues in respect of Enstar Communications Corporation's interest as


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corporate general partner of the Joint Venture.  No management fee is payable by the Partnership in respect of any amounts received by the Partnership from the Joint Ventures, and there is no duplication of reimbursed expenses or costs of Enstar Cable. Enstar Cable has engaged Falcon Communications, L.P., an affiliate of the General Partner ("FCLP"), to provide certain management services for the Partnership and the Joint Ventures and pays 80% of the management fees it receives to FCLP in consideration of such services and reimburses FCLP for expenses incurred by FCLP on its behalf. In addition, the Joint Ventures receive certain system operating management services from affiliates of Enstar Cable in lieu of directly employing personnel to perform such services. The Joint Ventures reimburse the affiliates for their allocable share of the affiliates' operating costs. The General Partner also performs certain supervisory and administrative services for the Partnership for which it is reimbursed. In addition, the Joint Ventures purchase substantially all of their programming services from Falcon Cablevision, a California limited partnership which is an affiliate of the General Partner ("Cablevision"). Cablevision charges the Joint Ventures for these costs based on an estimate of what the General Partner could negotiate for such programming services for the 15 partnerships managed by the General Partner as a group. The interest of the General Partner and the affiliates that provide the services described above in maximizing their profits from the provision of such services conflicts with the Partnership's and the Joint Ventures' interest in receiving such services for the best possible price.

          In addition, on September 30, 1997, the Partnership entered into a new revolving loan facility with Enstar Finance Company, LLC ("Enstar Finance"), an eighty-percent owned subsidiary of the General Partner, and has incurred indebtedness under that facility. The interest of Enstar Finance in receiving prompt payments of principal and interest may conflict with the Partnership's interest in maintaining liquidity.

     (b)(2) To the best knowledge of the Partnership and the General Partner, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or the General Partner or the directors and executive officers of the General Partner or affiliates thereof, on the one hand, and Madison or its executive officers, directors or affiliates , on the other hand.

          Based on the Schedule 14D-1, as of the date of the Offer, Madison's affiliates owned or had contracted to purchase a total of 1,812 Units, or approximately 4.53% of the outstanding Units, which were acquired during 1998 through unregistered tender offers and secondary market purchases.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     (a) This Statement relates to the recommendation by the Partnership and the General Partner with respect to the Offer. In a letter to unitholders, dated March 2, 1999, the Partnership and the General Partner recommended that unitholders reject the Offer. In reaching that conclusion, the Partnership and the General Partner noted, however, that some unitholders may view the Offer as attractive, even if at a low value, because it offers the prospect of liquidity, and also noted that there can be no assurance as to when unitholders will be presented with another opportunity to liquidate their investment in the Units. Such letter is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

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     (b)  The reasons for the position taken by the Partnership and the
General Partner are as follows:

          THE OFFER PRICE REPRESENTS A LOW CASH FLOW MULTIPLE. The Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998 was approximately $36.48 per Unit. The Offer Price represents a valuation of approximately 1.3 times cash flow (after adjustment for the excess of current assets over total liabilities as of December 31, 1998). The Partnership and the General Partner believe that a valuation of 1.3 times cash flow is considerably lower than the inherent value of the Partnership's assets based on cash flow multiples paid for similar assets.

          THE OFFER PRICE IS LOWER THAN THE GENERAL PARTNER'S ESTIMATE OF A REASONABLE VALUATION RANGE PER UNIT. As of the date hereof, the General Partner believes that a reasonable range of valuation per limited partnership Unit is between $260 and $310 based on the factors noted below. The General Partner believes that the Madison Offer is inadequate because it is significantly less than the $260 low end of the range provided. The General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per Unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998, adjusted for the excess of current assets over total liabilities. The General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date hereof, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's systems.

          A SIGNIFICANT PORTION OF THE UNITS TENDERED PURSUANT TO THE OFFER MAY NOT BE TRANSFERRED IN 1999. As more fully described under Item 8 below, the Partnership adheres to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding Units in any given tax year of the Partnership. The General Partner believes that the policy of allowing no more than five percent of the outstanding Units to be transferred in any given tax year of the Partnership serves the best interests of the Partnership and the unitholders and the Partnership does not intend to waive this policy for transfers of Units pursuant to the Offer. Consequently, this policy may have the effect of limiting the number of Units that can be transferred pursuant to the Offer in 1999.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          Neither the Partnership nor the General Partner, nor any person acting on their behalf, intends to employ, retain or compensate any other person to make solicitations or recommendations to the holders of Units in connection with the Offer.

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ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Partnership and the General Partner, no transaction in the Units has been effected during the past 60 days by the Partnership or the General Partner, or by any executive officer, director, affiliate or subsidiary thereof.

     (b) To the best knowledge of the Partnership and the General Partner, the General Partner and the executive officers, directors, affiliates and subsidiaries of the Partnership and the General Partner do not own any Units.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Partnership is not engaged in any negotiations in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

     (b) There are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the events set forth in clauses
(1) through (4) in section (a) above.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          Unitholders are advised that Units may be transferred (including transfers pursuant to the Offer) only upon the following conditions: (1) the transfer is of the transferor's entire interest in the Partnership, unless the General Partners otherwise consent; (2) the transfer is not made to any person who is incompetent or has not attained his twenty-first birthday or to any other person not lawfully empowered to own such interest; (3) documents have been executed and delivered by the transferring unitholder and the transferee in a form satisfactory to the General Partners to evidence and effectuate the transfer, and they have indemnified the Partnership and the General Partners against any loss or liability arising out of the transfer; and (4) the transfer, in the sole determination of the General Partners, would not violate the Revised Uniform Limited Partnership Act of the State of Georgia or any applicable state or Federal securities laws, would not be detrimental to the continued status of the Partnership as a limited partnership taxable as a "partnership" under the Internal Revenue Code of 1986, as amended, and would not cause a deemed termination of the Partnership under the Code.

          The Partnership currently is treated as a partnership for Federal income tax purposes. One of the obligations of the General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and the unitholders. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in

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an established securities market, a secondary market or the substantial equivalent of a secondary market. As it believes is customary, the Partnership complies with this requirement by adhering to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding Units in any given tax year of the Partnership. Transfers to which the above trading limit does not apply include (1) carryover basis transactions, (2) transfers at death, (3) transfers between siblings, spouses, ancestors or lineal descendants and (4) distributions from a qualified retirement plan.

          The General Partner believes that the policy of allowing no more than five percent of the outstanding Units to be transferred in any given tax year of the Partnership serves the best interests of the Partnership and the unitholders, and the Partnership does not intend to waive this policy for transfers of Units pursuant to the Offer. Consequently, this policy may have the effect of limiting the number of Units that can be transferred pursuant to the Offer in 1999. As of the date of this Statement, transfers of 1,036 Units, or approximately 2.59% of the total outstanding Units, already have been processed during the 1999 tax year of the Partnership. Accordingly, only 963 Units, or approximately 2.41% of the total outstanding Units, remain available for transfer during the remainder of this 1999 tax year.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER              DESCRIPTION

(a)(1) Letter, dated March 2, 1999, from the Partnership and the General Partner to the unitholders of the Partnership.

(c)(1) Second Amended and Restated Agreement of Limited Partnership of Enstar Income Program IV-1, L.P., dated as of August 1, 1988 (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1988, File No. 0-15705).

(c)(2) Management Agreement between Enstar Income Program IV-1, L.P. and Enstar Cable Corporation (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1986, File No. 0-15705).

(c)(3) Management Agreement between Enstar Cable of Macoupin County and Enstar Cable Corporation (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1988, File No. 0-15705).

(c)(4) Service Agreement, dated as of October 1, 1988, between Enstar Communications Corporation, Enstar Cable Corporation and Falcon Holding Group, Inc. (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-15705).

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(c)(5)    Loan Agreement, dated as of September 30, 1997, between Enstar Income
          Program IV-1, L.P. and Enstar Finance Company, LLC (incorporated by reference to the exhibits to the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, File No. 0-15705).

(c)(6) Amended and Restated Partnership Agreement of Enstar IV/PBD Systems Venture, dated as of December 15, 1996 (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1986, File No. 0-15705).

(c)(7) Management Agreement between Enstar IV/PBD Systems Venture and Enstar Cable Corporation (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1986, File No. 0-15705).

(c)(8) Partnership Agreement of Enstar Cable of Macoupin County, dated as of December 30, 1987 (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1987, File No. 0-15705).

(c)(9) Amended and Rested Partnership Agreement of Enstar Cable of Macoupin County, dated as of October 1, 1993 (incorporated by reference to the exhibits to the Enstar Income Program IV-3, L.P.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1997, File No. 0-15686).

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                          ENSTAR INCOME PROGRAM IV-1, L.P.

                          By: Enstar Communications Corporation,
                              Corporate General Partner

                          By: MICHAEL K. MENEREY
                              Michael K. Menerey
                              Executive Vice President, Chief Financial Officer and Secretary


                          ENSTAR COMMUNICATIONS CORPORATION

                              By: MICHAEL K. MENEREY
                              Michael K. Menerey
                              Executive Vice President, Chief Financial Officer and Secretary

Dated: March 2, 1999

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